

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2020

Matthew Davey
Chief Executive Officer
Tekkorp Digital Acquisition Corp.
1980 Festival Plaza Drive, Ste #300
Las Vegas, Nevada 89135

> **Re: Tekkorp Digital Acquisition Corp.**
> **Amendment No. 3 to Form S-1**
> **Filed October 20, 2020**
> **File No. 333-249064**

Dear Mr. Davey:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 3 to Form S-1 filed October 20, 2020

Report of Independent Registered Public Accounting Firm, page F-2

1. We note the changes made to the financial statements and footnotes. Please tell us how your auditor determined it was unnecessary to provide an updated audit report. Alternatively, please amend your filing to include an updated audit report. Refer to PCAOB AS 3110.

You may contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at 202-551-3713 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction